Exhibit 2.1


                      Triarc Companies, Inc.
                         900 Third Avenue
                        New York, NY 10022






                                   June 27, 1995

Joseph Umbach
Joseph Victori Wines, Inc.
Best Flavors, Inc.
Nature's Own Beverage Company
2525 Palmer Avenue
New Rochelle, NY  10801

Gentlemen:

     The purpose of this letter (the "Letter of Intent") is to set forth the understanding of Triarc Companies, Inc., a Delaware corporation ("Triarc"), on the one hand, and Joseph Victori Wines, Inc., a New York corporation ("JVWNY"), Best Flavors, Inc., a Nevada corporation ("Best Flavors"), Nature's Own Beverage Company, a Delaware corporation ("Natures Own" and, together with JVWNY and Best Flavors, collectively, the "Companies") and Joseph Umbach ("Umbach" and, together with the Companies, collectively, the "Sellers"), on the other hand, regarding the proposed acquisition (the "Acquisition") by Triarc or, at Triarc's option, one or more affiliates or designees of Triarc (Triarc or such affiliates or designees, the "Buyer") of all of the tangible and intangible assets and operations (including, without limitation, cash, accounts receivable, inventory, prepaid expenses, property, equipment, automobiles, trademarks and tradenames (including, without limitation, the Royal Mistic, Mistic, Grand Sunesta, Sunesta, Arctic Frost, Fruitfest, Grape Escape, Jumpin' Gems, La Frost, Mango Mania, Pitcher Perfect, Strawberry Bash, Royal Mist, Sports Cap, Sun Valley Squeeze and Mitaca trademarks and tradenames) and good will) of the Companies, as the same shall exist at the Closing (as hereinafter defined), other than the assets and operations of the Companies relating to their alcoholic wine business (the "Acquired Assets").

     The Sellers have informed Triarc that Mistic Beverage, Inc., a Delaware corporation and Joseph Victori Wines, Inc., a California corporation, were merged into JVWNY, and LVJ Sales Company, a Connecticut general partnership, has been dissolved and its assets have been distributed to the Companies, and all of the nonalcoholic beverage business of the Sellers and their affiliates are conducted by the Companies. From and after the closing (the "Closing"), the Sellers and their affiliates will agree not to use in any trademark, corporate name or tradename any references to "Mistic," "Sunesta," and any of the Companies' other trademarks and tradenames included among the Acquired Assets and any derivations thereof. Any Acquired Assets in the possession of Umbach or any affiliates or family members shall be returned to the Companies immediately prior to the Closing or, with Buyer's written consent, purchased by such parties from the Companies at fair market value.

          The purchase price (the "Purchase Price") for the Acquired Assets will consist of (i) $93 million, subject to a post-closing adjustment as described herein, payable at the Closing by wire transfer of immediately available funds to an account specified in writing by the Sellers and (ii) the assumption by the Buyer of the Assumed Liabilities (as hereinafter defined). In addition, in consideration for the non-compete agreements referred to below, Buyer will pay the Sellers in the aggregate $3 million of deferred payments (the "Non-Compete Payments") payable in the amount of $900,000 in cash on each of the first through third anniversary, and $300,000 in cash four months after the third anniversary, of the later of (a) the Closing, or (b) the date on which the settlement of or judgment in the Arkansas Litigation (as hereinafter defined) becomes final and is not subject to further appeal.

     Triarc and the Sellers agree that the Companies collectively shall be entitled to make combined cash distributions (the "Cash Distributions") to their shareholders from January 1, 1995 through July 31, 1995 in an amount not to exceed $4,750,000, in the aggregate. If the Closing occurs after July 31, 1995, the Purchase Price will be (i) increased by an amount equal to 45% of the Companies' combined "Net Income," determined in accordance with generally accepted accounting principles consistently applied ("GAAP"), earned from August 1, 1995 through the Closing (the "Stub Period") and (ii) decreased by an amount equal to 45% of the Companies' combined "Net Losses," determined in accordance with GAAP, incurred during the Stub Period. Such adjustment to the Purchase Price to reflect the foregoing will be made after completion of an audit by Buyer's independent certified public accountants of the Companies' results of operations from January 1, 1995 through the end of the Stub Period, subject to customary dispute mechanism provisions to be negotiated.

     Buyer will assume or repay up to $7.0 million of outstanding bank borrowings under the Companies' Revolving Credit Agreement (the "Credit Agreement") with The Bank of New York (the "Bank Debt") and assume all other liabilities (the Bank Debt and such other assumed liabilities, collectively, the "Assumed Liabilities") existing at the Closing relating to the Acquired Assets, excluding the following: liabilities of the Companies to their shareholders or any affiliates or family members of such shareholders (all such liabilities shall be canceled at or prior to the Closing), liabilities for taxes of any kind (including ERISA liabilities relating to businesses other than the non-alcoholic beverage business) distributor termination expenses (judgments, settlement payments, legal expenses, etc., except as provided in the next paragraph) for distributors terminated prior to the Closing, brokers fees (for brokers or investment bankers retained by the Companies), legal fees and expenses relating to previous proposed Business Combinations (as hereinafter defined) or public offerings involving the Companies or their subsidiaries or predecessors and such other excluded liabilities as provided for in the Definitive Agreements (as hereinafter defined). The Sellers will jointly and severally indemnify Buyer against any liabilities other than Assumed Liabilities.

     Triarc agrees to pay, or cause Buyer to pay, 50% (up to a maximum amount of $2,250,000) (the "Buyer Arkansas Payment") of any judgment or settlement amount and legal expenses (the "Arkansas Litigation Costs") of the litigation Raleigh Spring Water d/b/a Clear Mountain Spring Water v. Joseph Victori Wines, Inc. (the "Arkansas Litigation"). The Sellers agree to pay the balance of all Arkansas Litigation Costs and the Arkansas Litigation Costs, other than the Buyer Arkansas Payment, will not be an Assumed Liability. The Sellers and the Buyer will negotiate in good faith the substitution and allocation of costs of a letter of credit to substitute for the letter of credit issued under the Credit Agreement in connection with the Arkansas Litigation. Notwithstanding the foregoing, if for any reason, the Buyer becomes obligated to pay more than the Buyer Arkansas Payment, at the Buyer's option the Buyer may set-off such amounts in excess of the Buyer Arkansas Payment against future Non-Compete Payments and Royalty Payments (as hereinafter defined). To the extent such amounts exceed the amount of the Non-Compete Payments and Royalty Payments, any excess will be payable by the Sellers, in cash by wire transfer of immediately available funds. Any amounts paid by Buyer in excess of the Buyer Arkansas Payment and not immediately repaid by the Sellers will bear interest at the rate of 9% per annum.

     The Sellers agree that the Companies will not until the earlier of the execution of the Definitive Agreements or the Termination Date (as hereinafter defined) (i) without the prior written consent of Triarc pledge, transfer, or otherwise dispose of any Acquired Assets or any assets that would constitute Acquired Assets nor will they assume any Assumed Liabilities or liabilities that would constitute Assumed Liabilities to (x) pay any liabilities other than Assumed Liabilities or (y) purchase any assets other than Acquired Assets; (ii) incur or commit to incur any sales, marketing or promotional allowances outside of the ordinary course of business to distributors or co-packers or enter into any agreements or change the terms of any existing agreements with distributors or co-packers without giving advance written notice to the Buyer; (iii) manage their operations outside the ordinary course of business without the prior written consent of the Buyer; (iv) enter into any agreements requiring any payment to be made or incurred as a result of any change of control; (v) incur advertising and promotional expenses or other financial commitments in excess of historical, ordinary or current plan levels; and (vi) increase the compensation of any employee or consultant, other than annual raises consistent with historical practice. In addition, the Sellers agree to consult with Triarc on critical and/or significant commitments and maintain an operating relationship with Triarc.

     Consummation of the Acquisition is subject to (1) the negotiation and execution of mutually acceptable definitive agreements relating to the Acquisition ("Definitive Agreements") setting forth the terms and conditions of the Acquisition,
(2) the completion of a due diligence investigation in all respects satisfactory to Triarc and (3) the availability to Triarc of financing necessary to pay the Purchase Price and repay or refinance the Bank Debt on terms that are satisfactory to it in its sole discretion. Triarc is prepared to draft and negotiate the Definitive Agreements and to commence its due diligence investigation immediately. The Definitive Agreements will contain customary terms and conditions for an acquisition of this nature, including, without limitation, (i) represen-tations and warranties from the Sellers with respect to (a) the ownership of the capital stock of the Companies, (b) the ownership of the Acquired Assets, (c) the power and authority to convey the Acquired Assets free and clear of any liens (other than liens relating to Assumed Liabilities), (d) the Companies' ability to consummate the Acquisition, (e) compliance with laws (including, without limitation, bulk sales laws, if applicable),
(f) the Companies' financial statements and the financial statements relating to the Acquired Assets, (g) the business, condition (financial or otherwise), results of operations, assets, liabilities, properties and prospects of the Companies and the absence of any material adverse changes with respect to any of the foregoing since the date of the last regularly prepared audited financial statements of the Companies, (h) environmental issues, (i) tax issues (including ERISA), (j) related party liabilities, (k) no-brokers, and (l) no undisclosed non-alcoholic beverage non-ordinary course business liabilities; (ii) covenants with respect to the operation of the business of the Companies between the time of the execution of the Definitive Agreements and the Closing; (iii) conditions to the parties' obligations to close, including, without limitation, (a) continued accuracy of representations and warranties, (b) compliance with covenants, (c) receipt by all parties of all corporate, regulatory and other third party approvals and authorizations (including, without limitation, the termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and such consents as may be required under all material agreements with the Companies' co-packers and distributors) necessary to consummate the Acquisition,
(d) execution and delivery by the Sellers and their affiliates of three year non-compete agreements (the "Non-Compete Agreements") preventing them from competing, directly or indirectly, in the non-alcoholic beverage business,
(e) execution and delivery by Umbach of a six-month consulting agreement (the "Consulting Agreement") satisfactory in form and substance to Triarc pursuant to which Umbach agrees not to accept other full-time employment and agrees to remain available to advise the Buyer as the Buyer shall request during normal business hours, (f) an arrangement whereby at the Closing all employees of the non-alcoholic beverage business of the Companies, other than those employees agreed to by the Buyer, shall become employees of the Buyer and shall cease to be employees of the Companies and (g) an agreement by the Buyer to adopt a severance policy in the form of Exhibit A hereto for any employee terminated for reasons other than "cause" during the first twelve months after the Closing, and (iv) indemnities from the Sellers with respect to breaches of representations, warranties, covenants and agreements contained in the Definitive Agreements. The Consulting Agreement or the Non-Compete Agreements will contain royalty arrangements for Sellers, the principal terms, including the royalty payments (the "Royalty Payments"), of which are set forth on Exhibit B attached hereto.

     Pursuant to the Definitive Agreements, the Sellers will be jointly and severally liable for any Losses (as defined in the Definitive Agreements) in excess of $750,000 (the "Basket") that are incurred by Buyer and its affiliates as a result of breaches of representations and warranties made by the Sellers, subject to a maximum liability of $15,000,000 (the "Cap"). The Sellers' representations and warranties will generally survive for a two-year period after the Closing. Notwithstanding the foregoing, the Basket, Cap and/or survival periods referred to above shall not apply to a limited number of customary representations and warranties including, without limitation, title to the Acquired Assets, power and authority to convey the Acquired Assets, enforceability of the Definitive Agreements, environmental issues, tax (including ERISA relating to the non-alcoholic beverage business) issues, related party liabilities, no brokers and no undisclosed non-alcoholic beverage non-ordinary course business liabilities (including indebtedness for borrowed money other than the working capital line) (which applicable basket, cap and survival period will be negotiated by the parties); provided, however, that with respect to the representations and warranties relating to (x) no undisclosed non-alcoholic beverage non-ordinary course business liabilities (i) there will be no basket, (ii) the cap will be the Purchase Price and (iii) the survival period will be five years from the date of the Closing and (y) taxes (including ERISA to the extent it relates to businesses other than the non-alcoholic beverage business)
(i) there will be no basket, (ii) the cap will be the Purchase Price and (iii) the survival period will be until 6 months after
the expiration of the applicable statute of limitations.   Non-
Compete Payments and Royalty Payments may be set-off, at the Buyer's option, to satisfy the Sellers' indemnification obligations and any downward adjustment to the Purchase Price.

     As soon as practicable after the date hereof, the Sellers and Triarc shall file or cause to be filed notification and report forms in compliance with the HSR Act.

     Promptly following your execution and delivery of this Letter of Intent in the manner provided below and until the Termination Date (as hereinafter defined), the Sellers will provide Triarc and its affiliates and any person or organization who is considering providing financing to Triarc in connection with the Acquisition and their respective officers, directors, employees, agents, counsel, accountants, financial advisors, consultants and other representatives (collectively, the "Representatives") with full access, upon reasonable prior notice, to all officers, employees and accountants of the Companies and to their assets, properties, contracts, books, records, customers, suppliers and all such other information and data concerning the business and operations of the Companies as Triarc or any of such other persons reasonably may request in connection with such investigation. Triarc acknowledges that it has entered into a confidentiality agreement dated August 4, 1994 (the "Confidentiality Agreement") with you and agrees that its due diligence will be conducted in accordance with and governed by the terms thereof.

     In consideration of the substantial expenditure of time, effort and expense to be undertaken by Triarc and its Representatives immediately upon your execution and delivery of this Letter of Intent, the Sellers and Triarc hereby undertake and agree to negotiate in good faith the terms of the Definitive Agreements until the earlier of the execution of the Definitive Agreements or the Termination Date. In addition, the Sellers agree that until the Termination Date, the Sellers will not, nor will the Sellers permit any of their affiliates (or authorize or permit any of their respective Representatives) to take, directly or indirectly, any action to initiate, assist, solicit, negotiate, encourage or accept any offer or inquiry from any person (a) to engage in any Business Combination, (b) to reach any agreement or understanding (whether or not such agreement or understanding is absolute, revocable, contingent or conditional) for, or otherwise attempt to consummate, any Business Combination or (c) to furnish or cause to be furnished any information with respect to the Companies to any person (other than as contemplated by this Letter of Intent) who the Sellers or any affiliate or Representative knows or has reason to believe is in the process of considering any Business Combination. For purposes of this Letter of Intent,
(x) "Termination Date" shall mean the earliest of the following:
(i) 21 days from the date hereof unless Buyer has delivered to Sellers a draft of the Definitive Agreements prior thereto and
(ii) 45 days from the date hereof, unless a Definitive Agreements have been executed on or prior thereto, and
(y) "Business Combination" shall mean any merger, consolidation or combination to which any of the Sellers is a party, any sale, dividend, split, recapitalization or other disposition of capital stock or other equity interest of any of the Companies or any sale, dividend or other disposition of all or substantially all of the assets and properties of any of the Companies or any significant financing or refinancing by any of the Companies. If any Seller or any such affiliate or Representative receives from any person any offer, inquiry or informational request referred to above, except for inadvertent or immaterial oral offers, requests or inquiries, such Seller will promptly advise such person, by written notice, of the terms of this paragraph and will promptly, orally and in writing, advise Triarc of such offer, inquiry or request and deliver a copy of the foregoing notice to Triarc. The Sellers agree that the Definitive Agreements will contain a substantially identical agreement (without the exception for inadvertent or immaterial oral offers, requests or inquiries) by the Sellers with respect the period commencing on the date of execution of such Definitive Agreements and terminating on the earlier of the Closing or the termination of such Definitive Agreements in accordance with their respective terms.

     This Letter of Intent is intended to be a summary evidencing the current intentions of the parties with respect to the Acquisition as reflected in discussions between our Representatives to date, and it is expressly understood and agreed that (1) this Letter of Intent is not intended to, and does not, constitute an agreement to consummate the Acquisition or to enter into the Definitive Agreements and (2) the parties hereto will have no rights or obligations of any kind whatsoever relating to the Acquisition by virtue of (i) this Letter of Intent, (ii) any past, present or future approvals by or conduct of the management or board of directors of any party to the Acquisition (or any affiliate thereof), (iii) any other past, present or future written or oral indications of assent, or indications of results of negotiations or agreement to some or all matters then under discussion, or (iv) any other written or oral expression by our respective Representatives unless and until the Definitive Agreements are executed and delivered; provided that the respective obligations of the Sellers and Triarc contained in the seventh paragraph, the preceding two paragraphs and in the following three paragraphs will be binding on the Sellers and Triarc, as the case may be, when the Sellers and Triarc each have signed a copy of this Letter of Intent in the manner provided below.

     Each of the parties hereto hereby represents and warrants that it is free to enter into this Letter of Intent and to consummate the Acquisition or any part thereof and that none of them has induced the other to breach any agreements or understandings with, or obligation to, any third party in respect of the Acquisition or any other part thereof. Each of the parties hereto hereby further represents and warrants that, other than by virtue of this Letter of Intent: (a) it is not under any obligation with respect to the Acquisition or any part thereof; (b) no offer, commitment, undertaking, estoppel, agreement or obligation of any nature whatsoever relating to the Acquisition or any part thereof exists or may be implied in fact, law, or equity; and (c) the execution and delivery by such party of this Letter of Intent and the consummation of the Acquisition or any part thereof will not violate the rights of any third party (other than customer and supply contracts) or give rise to any right or liability on the part of such party based upon, or arising out of, or in respect of a violation of, or interference with, the rights of any such third party.

     Without the prior written consent of the other, except to the extent required by applicable law or the rules and regulations of any applicable stock exchange, neither the Sellers nor Triarc will, and the Sellers and Triarc will cause their respective Representatives not to, make any release to the press or other public disclosure or make any statement to any competitor, customer, client or supplier of any of the Companies or any other person, with respect to either the fact that discussions or negotiations are taking place concerning Triarc's possible acquisition of the Companies or the existence or contents of this Letter of Intent.

     Whether or not the transactions contemplated hereby are consummated, each of the Companies, Umbach and Triarc will pay its or his own costs and expenses (including, without limitation, brokers fees) incurred in connection with the preparation and negotiation of this Letter of Intent and the Definitive Agreements and Triarc's due diligence investigation.

     This Letter of Intent shall be governed by and construed in accordance with the laws of the State of New York, made and to be performed entirely within such State.

     This Letter of Intent and the Confidentiality Agreement set forth the entire understanding and agreement of the parties hereto and their affiliates with regard to the subject matter of this Letter of Intent and supersede all prior and contemporaneous agreements, arrangements or understandings relating thereto, including, without limitation, the Summary of Terms and Conditions dated June 6, 1995 and the draft Letter of Intent executed by the Sellers on June 15, 1995.

     This Letter of Intent may be modified or amended, and the terms hereof may be waived, only by a written agreement executed and delivered by each of the parties hereto. This Letter of Intent may be executed in one or more counterparts, each counterpart being deemed an original instrument and all such counterparts together constituting the same agreement.

     If you are in agreement with the foregoing, please so indicate by signing two copies of this Letter of Intent in the space set forth below and returning one of such signed copies to the undersigned, whereupon this letter shall constitute our binding agreement in accordance with the terms and provisions set forth above.

                                   Very truly yours,

                                   TRIARC COMPANIES, INC.


                                   By: LEON KALVARIA
                                      --------------------------
                                      Name:  Leon Kalvaria
                                      Title: Vice Chairman

Accepted and agreed to:

JOSEPH UMBACH
- ------------------------
JOSEPH UMBACH

JOSEPH VICTORI WINES, INC.


By: JOSEPH UMBACH
   ------------------------------
   Name:  Joseph Umbach
   Title: President

BEST FLAVORS, INC.


By: JOSEPH UMBACH
   --------------------------------
   Name:   Joseph Umbach
   Title:  President


NATURE'S OWN BEVERAGE COMPANY


By:  JOSEPH UMBACH
   --------------------------------
   Name:  Joseph Umbach
   Title: President

                                                          Exhibit A

                  SEVERANCE PAYMENT SCHEDULE FOR
           EMPLOYEES TERMINATED BY BUYER WITHOUT CAUSE
                   WITHIN 12 MONTHS FROM CLOSING


Group I

Vice Presidents, Directors and Sales and Brand Managers reporting directly to the President (10 people) :

       Less than one (1) year of service (2 people):

           - four (4) weeks severance pay

       Over one (1) year of service (8 people):

           - eight (8) weeks severance pay plus

           - two (2) weeks severance pay for
             each year of service* and,

           - if after twelve (12) weeks
             employee does not have employment,
             severance pay will continue until
             employment is found up to a
             maximum of an additional twelve
             (12) weeks provided employee has
             displayed a good faith effort to
             seek employment.

Group II

All other employees (138 people):

       Less than one (1) year of service:

           - two (2) weeks severance pay

       Over one (1) year of service:

           - two (2) weeks severance pay plus

           - two (2) weeks severance pay for
             each year of service<F1>.

<FN1>1 week for each completed 6 months of service.
</FN1>

                                                          Exhibit B

                       Royalty Arrangements



1)   $.25 case;

2) Have a threshold by product line (from Closing) before a royalty is paid (goes back to case #1); e.g.:

     Sports Cap (sports drink products<F2> not packaging): must sell 300,000 cases per year before a royalty is paid.

     Sunesta: must sell 750,000 yr.1/1 mil yr 2/1 mil yr 3 before a royalty is paid (look at each year separately).

     Sun Valley Squeeze: must sell 250,000 cases per year before a royalty is paid.

     Other: number of cases to be negotiated before a royalty is paid.

     Any product line extension must be approved by Buyer.

3) Royalty payments will cover shipping of qualified products, regardless of introduction date, through the third anniversary date from closing date (i.e., 3 years).

4) To qualify for a royalty payment (beyond current 3 identified product lines):

        A proposal must be submitted in writing by Sellers that would include the specifics for formulation, packaging, labeling, trademark, positioning and rationale.
        Specifically, Sellers cannot submit a raw listing of ideas to Buyer and claim proprietary rights;

        Sellers must recognize that Buyer or Royal Crown Company, Inc. ("RC") or one of their affiliates may be working on similar ideas and the submission of a proposal will not obligate the Buyer to either introduce the product or pay a royalty if the new product ideas was previously thought of by Buyer, RC or one of their affiliates.

        Product flavor extensions under the Royal Mistic product line would be excluded from any royalty payment to Sellers.

        Buyer will maintain the right to refuse to distribute new products developed or proposed by Sellers. Sellers would still be subject to three-year non-compete even if product rejected.



<FN2>Clear (sports) flavors:  Lemonade-Lime; Orange Mango; Fruit
Punch; Raspberry Strawberry; Color (standard) flavors:  Lemon
Tea; Fruit Punch; Kiwi-Strawberry (plus in each case line extensions but excluding any new group of products with a Sports
Cap).

</FN2>


5) The use by Sellers of Buyer's R&D resources (staff and facilities) must be approved in advance by Buyer and shall remain under the control of the Buyer. Any products or product enhancements initiated, developed or discovered during the first three years from the Closing which are not shipped by the end of this three-year period will belong to Buyer and the Sellers will execute all appropriate documentation requested by Buyer to evidence the Buyer's ownership of such products or enhancements. Sellers will advise Buyer in advance of all costs of raw materials, as well as development costs of packaging material, designs and concepts (bottle, label, caps, etc.), which will only be borne by Buyer if approved by it in writing in advance of any costs being incurred by Sellers.

6) Any royalty payments due Sellers will be paid quarterly in arrears by Buyer and will be subject to setoff for any amounts owed to Buyer under the Definitive Agreements.

7) At Sellers' option, the Buyer will provide Sellers with office space at the Companies' New Rochelle offices which shall be rented by Sellers at Buyer's cost. Sellers will provide and pay for their own secretarial services, word processing equipment, phone, fax and other support services. The Buyer may terminate such rental arrangement upon 60 days' notice with no further obligation to continue or renew.